[EXHIBIT 99.1]

                            FORM OF LETTER TO BROKERS

                  CHROMATICS COLOR SCIENCES INTERNATIONAL, INC.
                               2500 Johnson Avenue
                            Riverdale, New York 10463

                                 February , 2002

To: Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees

     This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by Chromatics Color Sciences International, Inc. ("Chromatics") of an aggregate of 210,900,000 shares of Common Stock, no par value per share ("Common Stock"), of Chromatics, at a subscription price of $ .02 per share of Common Stock (the "Subscription Price"), pursuant to the exercise of non-transferable subscription rights initially distributed on February __, 2002 ("Subscription Rights"), to all holders of record of shares of Chromatics' Common Stock or shares of Common Stock underlying Preferred Stock or options under the 1992 Employee Stock Option Plan as amended as of the close of business on February 11, 2002 (the "Record Date"). Shareholders are entitled to 7 subscription rights for each share of common stock owned as of the Record Date. Each Subscription Right represents the basic subscription right to purchase 1 share of common stock and also carries the right to over-subscribe at the Subscription Price for additional shares of Common Stock (subject to proration if necessary). The Subscription Rights are described in the enclosed Prospectus and evidenced by a Subscription Certificate registered in your name or in the name of your nominee.

         We are asking you to contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Subscription Rights.

         Enclosed are copies of the following documents:

         1.  Prospectus;

         2.  Form of Letter from Chromatics to its Stockholders;

         3.  Instructions for Use of Chromatics' Subscription Certificates;

         4.  Form of Notice of Guaranteed Delivery;

         5. Return envelope addressed to Continental Stock Transfer as Subscription Agent; and

         6.  Subscription Certificate, if applicable.

Your prompt action is requested. The Subscription Rights will expire at 5:00 P.M. Eastern Standard Time, on March 15, 2002 (as it may be extended, the "Expiration Date").



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         To exercise Subscription Rights, properly completed and executed
Subscription Certificates and payment in full for all Subscription Rights exercised must be delivered to the Subscription Agent as indicated in the prospectus prior to the Expiration Date, unless the guaranteed delivery procedures described in this Prospectus are followed.

         Additional copies of the enclosed materials may be obtained by contacting Chromatics at (212) 717-6544.

                                        Sincerely,



                     Brian Fitzpatrick
                     President and Acting Chief Executive Officer